Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: August 5, 2020

ANNOUNCEMENT: TELADOC HEALTH AND LIVONGO TO MERGE

KEY MESSAGES & FAQs

August 5, 2020

KEY MESSAGES FOR COMMERCIAL AUDIENCES

●     Teladoc Health and Livongo have announced that each company has entered a definitive merger agreement to combine the companies. As the market leaders in virtual care and chronic condition management come together, we will create a comprehensive consumer-centered virtual care platform: a high quality technology-enabled care delivery model that serves the full spectrum of health needs for better health outcomes at lower costs.

●     Together, we will create a comprehensive consumer-centered virtual care platform: a high quality technology-enabled care delivery model that serves the full spectrum of health needs for better health outcomes at lower costs. These unparalleled capabilities position the combined company to unlock the full potential of virtual care:

o	Teladoc Health and Livongo will provide a more complete continuum of care for consumers, supporting ‘whole person’ health from wellness and prevention to chronic care management to acute and specialty care.

o	From connected devices and AI-driven ‘nudges,’ to health coaches and therapists, to board-certified physicians and the world’s leading specialists, we will provide high-quality personalized health support anytime, anywhere.

o	While bringing more consumers into virtual care and building even deeper longitudinal relationships, we will extend high-quality care to underserved populations at risk of or living with chronic disease.

o	Applying advanced data science, deep consumer health insights, and proven member engagement expertise, we will build consumer trust and drive consumer behavior change at scale.

●     Livongo empowers people with chronic conditions to live better and healthier lives, addressing hypertension, weight management, diabetes prevention, and behavioral health.

o	With smart connected devices, personalized digital coaching, and 24x7x365 access to health professionals for a human touch when the member needs it, Livongo makes it easier for people with chronic conditions to stay healthier.

o	Using its AI+AI® engine, Livongo is uniquely able to aggregate information from across the health ecosystem including devices, food logs, pharmacy claims, electronic health records, and other important data sources. Data scientists interpret that information to understand what it means for members and apply personalized insights exactly when and where most useful and then iterate on those learnings. To date, Livongo has aggregated more than 500 million data points and uses this data to drive clinically based insights, Health Nudges™, and member experience.

o	The Livongo approach delivers clinical and financial outcomes while creating a different and better experience for people with chronic conditions. For example, Livongo members with diabetes averaged 0.8 HbA1c reduction, $1908 per participant per year gross medial savings, and 64 Net Promoter Score. Additionally, members in hypertension programs reduced systolic blood pressure by 10 mmHg systolic blood pressure on average; mental health program participants reported 55% reduction in depression scores; and those in weight management programs achieved 6.3% average weight loss and 2.3 average BMI reduction.

●     Together with Livongo, Teladoc Health will be uniquely positioned to innovate and serve important healthcare needs for under-served populations and under-penetrated markets.

o	Around the world, one in three adults worldwide has at least one chronic condition and healthcare for people living with chronic conditions is estimated to cost $47 trillion by 2030. By 2050, one in six people will be over age 65 and with age, comes higher prevalence of conditions such as cancer, heart disease, stroke, respiratory disease, kidney disease, dementia, arthritis and osteoporosis. Together, Teladoc Health and Livongo will deliver integrated virtual care and remote monitoring solutions that help to close gaps in care and make it easier for people to manage chronic conditions from the comfort of home and with the support of personal caregivers who can join virtual visits.

o	During the COVID-19 pandemic, consumer adoption and satisfaction with virtual care has reached all-time highs. Livongo is in the unique position of serving populations at greatest risk of COVID-19 complications – those living with chronic conditions like diabetes and hypertension. More than 75% of people admitted to hospital with COVID have had pre-existing health conditions. With Livongo, Teladoc Health will have the ability to further support people’s healthcare needs from the comfort and safety of their homes.

o	Fear, worry, stress, and depression are common mental health challenges faced by people living with chronic conditions and are amplified worldwide during the pandemic. Together Teladoc Health and Livongo will provide cognitive behavioral therapy with access to licensed therapists, psychologists and psychiatrists proven to reduce depression/anxiety and improve mental health outcomes. As a combined company, we will deliver a comprehensive spectrum of virtual mental healthcare services that equalize access to care, reduce the stigma associated with seeking help, and provide essential support.

o	As virtual care becomes an integral part of the care continuum, Teladoc Health expects elevated demand for new real-world models of care including virtual primary care, virtual centers of excellence, and virtual multi-specialty practices – all of which are enhanced by data science, personalized care experiences, connected devices, and stepped up clinical services ranging from digital therapeutics to health coaching, to remote access to primary and specialty clinicians.

●     By coming together, Teladoc Health and Livongo will enhance our respective abilities to deliver upon our missions at scale while serving emerging market needs.

o	As plan sponsors shift to value-based care models, the combined company is uniquely positioned to identify and close gaps in care to improve health outcomes. For millions of Medicare and Medicaid members at risk or living with chronic disease, Teladoc Health and Livongo will provide an expanded spectrum of real-world virtual care services that help members with the right type and level of care anytime, anywhere.

o	More than ever, people are utilizing virtual care and more highly satisfied with the convenience and quality of the care experience. As virtual care becomes an integral part of the care continuum, Teladoc Health expects elevated demand for new real-world models of care including virtual primary care and virtual centers of excellence -- enhanced by data science, personalized care experiences, connected devices, and stepped up clinical services ranging from digital therapeutics to health coaching, to remote access to primary care and specialty clinicians. Additionally, Teladoc Health and Livongo will be uniquely able to refer members to services across the comprehensive continuum of virtual care services, as well as in-person, in-network referrals when necessary.

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o	Chronic condition management is a global issue and, in many parts of the world, is underserved. As a combined company, Teladoc Health and Livongo will be uniquely positioned to develop solutions for clients and members in Canada, Europe, Latin America, and Asia-Pacific regions.

o	Building upon Teladoc Health’s strong market position with hospitals and health systems, combined company will be uniquely capable of supporting patients from acute care settings to the home with remote monitoring and integrated follow up care, members will be able to access stepped-up care and clinical support on-demand from the comfort of home, reducing readmission rates.

●     The merger of Livongo will build upon Teladoc Health’s successful track record of integrating companies with common purpose and complementary capabilities.

o	As mission-driven organizations, Teladoc Health and Livongo share complimentary cultures and operating philosophies that put a premium on health equity. Teladoc Health has long focused on virtual care as the ‘great equalizer’ expanding access to underserved communities facing negative social determinants of health. With Livongo’s focus on chronic disease, which disproportionately impacts people of color, the combined company will be positioned to make meaningful progress on health long-standing disparities.

o	Teladoc Health and Livongo have passionate professionals who are collaborative, innovative, and driven to serve our clients and members.

o	Leveraging data science and deep consumer insights, Teladoc Health and Livongo create personalized experiences that members love and use. As a result, we create sustainable behavior change that leads to better clinical outcomes and cost savings for our clients.

FREQUENTLY ASKED QUESTIONS

Strategy & Solutions

1.	Why is Teladoc Health investing in chronic condition management?

a.	Around the world, one in three adults worldwide has at least one chronic condition and care for people living with chronic conditions is estimated to cost $47 trillion by 2030. By 2050, one in six people will be over age 65 and with age, comes higher prevalence of conditions such as cancer, heart disease, stroke, respiratory disease, kidney disease, dementia, arthritis and osteoporosis.

In the United States, 147 million people live with a chronic condition and 40% have two or more. In addition to prevalence, chronic conditions are costly. Every year, about 90% of U.S. healthcare spending or $3.7 trillion is attributed to people with chronic conditions. In fact, the chronically ill Medicare population is the fastest-growing patient demographic in the U.S.

Concurrently with the rise of chronic conditions, virtual care adoption is accelerating amongst consumers and care providers worldwide. More than ever, people are utilizing virtual care and more highly satisfied with the convenience and quality of the care experience. As virtual care becomes an integral part of the care continuum, Teladoc Health expects elevated demand for new real-world models of care including virtual primary care, virtual centers of excellence, and virtual multi-specialty practices – all of which are enhanced by data science, personalized care experiences, connected devices, and stepped up clinical services ranging from digital therapeutics to health coaching, to remote access to primary and specialty clinicians.

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2.	What chronic care management programs does Livongo offer?

a.	Livongo’s programs give members access to monitoring, personalized insights, expert support, and more — all working together to help improve and simplify health.

i.	To make diabetes management easier, Livongo offers a cellular connected interactive blood glucose meter, unlimited blood glucose test strips, Health Nudges, personalized messages to support behavior change, digital tools across mobile, web, and email, as well as coaching and monitoring. Additionally, Livongo provides 24x7x365 monitoring, whereby members who have dangerously low or high blood glucose receive a call from an in-house Certified Diabetes Educator within a few minutes, no matter where they are in the world. In 2019, Livongo announced a partnership with Amazon to leverage a HIPAA-compliant Amazon Alexa to power a voice-enabled cellular blood glucose monitoring system, allowing members to easily interact with us via the most natural and personalized communication channel - their voice.

ii.	To simplify managing blood pressure, Livongo provides a cellular connected blood pressure monitor and cuff which is wireless and transmits data after each measurement to its mobile app. Members are able to review results, get Health Nudges for managing their blood pressure by reminding them to take their medication, follow a healthy eating pattern, be more physically active, and receive coaching and monitoring. Members have access to the same digital toolkit and expert coaching that’s available to them through the diabetes program.

iii.	To take the guesswork out of weight loss, Livongo delivers a cellular-connected weight scale, a rich mobile experience that includes health education curricula and content, personalized coaching by registered dieticians and exercise physiologists, Health Nudges, group classes, and online communities to encourage healthy eating and exercise habits.

iv.	To support mental health, Livongo provides a digital-first approach to delivering evidence-based interventions including cognitive behavioral therapy (myStrength), acceptance and commitment therapy, positive psychology, mindfulness, and motivational interviewing to help resolve clinical conditions, build resiliency, manage stress, improve mood, sleep better, or simply find daily inspiration.

3.	What connected devices does Livongo provide and/or integrate with?

a.	Livongo has developed a cellular connected blood glucose meter, blood pressure monitor and cuff, and weight scale that are designed to minimize the time to first use. These devices are shipped to members already-charged, already-personalized, cellular and wirelessly updateable so that data collection is simple and intuitive for members. Additionally, Livongo deploys and integrates with leading health technologies from Amazon Alexa, Apple Health, FitBit, Dexcom, Higi, and Samsung.

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4.	What is Livongo’s AI + AI® engine?

a.	Livongo uses advanced data science to prompt members to take action when it’s most likely to have clinical impact. Its AI+AI® engine, Livongo is uniquely able to aggregate information from across the health ecosystem including devices, food logs, pharmacy claims, electronic health records, and other important data sources. Data scientists interpret that information to understand what it means for members and apply personalized insights exactly when and where most useful and then iterate on those learnings. To date, Livongo has aggregated more than 500 million data points and uses this data to drive clinically based insights and member experience.

5.	What are Livongo’s Health Nudges™?

a.	Driven by the AI+AI engine, Health Nudges are personalized messages that motivate health actions from members. For example, if Livongo identifies that a member with diabetes has not been checking their blood glucose in the mornings, they can send a Health Nudge that encourages the member to check before breakfast in order to better understand overnight patterns. Livongo provides this feedback through the member’s optimal communication channel, which could be the blood glucose meter, mobile app, web, digital voice, phone, email, or text message.

6.	Who are Livongo’s health coaches? Will they become part of the Teladoc Health Medical Group?

a.	Livongo employs professional health coaches including Registered Dietitians, Licensed Social Workers who support members with nutrition, lifestyle, and mental health needs to achieve diabetes, weight management and hypertension improvement goals. As the merger closes and integration begins, Livongo’s health coaches will become part of the Teladoc Health Medical Group, a community of world-class virtual practice of providers with a passion for taking care of people and a devotion to clinical excellence who help millions of people around the world by delivering high-quality, compassionate care in a virtual setting.

7.	When and how will the company integrate the Livongo and Teladoc Health services and technologies?

a.	First and foremost, we are dedicated to delivering on commitments for clients and members. In the immediate term, clients should experience no immediate changes to the solutions or services we provide. As the merger closes and integration efforts begin, we will evaluate the combined portfolio of capabilities with an eye toward opportunities to integrate, enhance and innovate to create even greater value for our clients and members.

8.	What growth opportunities do Teladoc Health and Livongo see as most promising priorities?

a.	For employers and health plans, we see immediate opportunities to deliver a more comprehensive spectrum of real-world care services – from everyday care to chronic and critical care needs – closing gaps in care and creating greater value for clients and members. As the companies come together, we expect to integrate data, optimize consumer experiences, and develop integrated solutions that serve emerging mental health and chronic care needs. And as virtual care becomes an integral part of the care continuum, we anticipate elevated demand for new real-world models of care including virtual primary care, virtual centers of excellence, and virtual multi-specialty practices – all of which are enhanced by our combined data science, personalized care experiences, connected devices, and stepped up clinical services.

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9.	What is the U.S. Group Health growth opportunity?

a.	Together Teladoc Health and Livongo see meaningful opportunities to create even greater value for our U.S. employer and health plan clients by delivering a broader spectrum of integrated whole person care services, connected devices, data-driven engagement programs, and high-quality clinical care that improves health outcomes. Our innovation priorities will focus upon delivering virtual primary care, managing chronic disease, closing gaps in care, supporting better mental health, and enhancing our personalized member experiences with data science.

10.	What is the International growth opportunity?

a.	Today, Livongo primarily serves U.S. based clients and members. Chronic condition management is a global issue and, in many parts of the world, is underserved. As a combined company, Teladoc Health and Livongo will be uniquely positioned to develop solutions for clients and members in Canada, Europe, Latin America, and Asia-Pacific regions. As the companies come together, Livongo’s connected devices and chronic care management programs will complement the services that Teladoc Health delivers to people in 170 countries and 40 languages today.

11.	How does this merger affect Teladoc Health’s investment in and commercial collaboration with Vida Health?

a.	In 2019, Teladoc Health participated in Vida Health’s Series C funding round. As Teladoc Health and Livongo merge, we will dedicate our innovation and commercial resources to our combined company’s integrated consumer-centered virtual care platform. Effective immediately, Teladoc Health and Livongo will have a commercial agreement in place that enables us to support service expansions for our clients.

12.	Is Livongo’s platform reliable?

a.	Yes, Livongo achieved over 99.9% uptime for its members during the year ended December 31, 2019. Systems are continually monitored for any signs of problems and preemptive action is taken when necessary. Encrypted backup files are transmitted over secure connections to a redundant server storage device in a secondary data center. Data center facilities employ advanced measures to ensure physical integrity, including redundant power and cooling systems and advanced fire and flood prevention.

13.	Are Livongo’s solutions compliant and certified?

a.	Yes, Livongo has received certification for ISO 13485:2016 (Medical Devices - Quality Management Systems). Livongo’s blood glucose meter was cleared by the U.S. Food and Drug Administration (FDA) by premarket notification per the requirements of Section 510(k) of the Food, Drug, and Cosmetic Act, or FDCA, allowing marketing of its blood glucose meter in the United States. Additionally, Livongo is accredited by the Diabetes Education Accreditation Program of the American Association of Diabetes Educators and by the Durable Medical Equipment, Prosthetics, Orthotics and Supplies Program of the Accreditation Commission for Health Care. To assure high performance, Livongo voluntarily engages third-party security auditors to test systems and controls at least annually against the most widely recognized security standards and regulations.

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Structure & Leadership

14.	When is the merger expected to close?

a.	We anticipate that the merger will be completed in Q4 2020.

15.	What is the name of the combined company?

b.	The combined company will be called Teladoc Health, Inc. and will be publicly traded on the New York Stock Exchange as TDOC.

16.	Where are Livongo’s employees located? As the companies come together, where will the headquarters of Teladoc Health be located?

a.	With more than 700 employees nationwide, Livongo has offices in Mountain View CA, San Francisco CA, Chicago IL, Denver CO and Mumbai, India. Upon close of the merger, Teladoc Health’s corporate headquarters will remain located in Purchase, NY.

17.	Who will lead the combined organization?

a.	Jason Gorevic continues to serve as chief executive officer of Teladoc Health, Inc. Glen Tullman, current executive director of Livongo, will serve on Teladoc Health’s board of directors. Teladoc Health’s Board of Directors will be comprised of eight members of the legacy Teladoc Health Board and five members of the legacy Livongo Board and will be led by current Teladoc Health Board chair, David Snow.

Guidance for Clients

18.	Who are Livongo’s clients?

a.	Livongo serves more than 1200 clients including 30% of the top Fortune 500 companies, leading health systems, four of the seven largest health plans, and the two largest pharmacy benefit managers. Clients include Anthem, Express Scripts, HealthCare Service Corporation, Highmark, Hewlett Packard Enterprise, Lowe’s, SAP, Pepsico, Jefferson Health, Mount Sinai, Target, Federal Employees Health Benefits Program (FEHBP), and Kaiser.

19.	As a current client, what changes should I expect?

a.	In the near term, we will continue to provide exceptional value for our clients and you should expect no disruption. Your current Livongo and Teladoc Health client management contacts will continue to serve you. As the merger closes and integration efforts begin, we will align our client management teams and evaluate the combined portfolio of capabilities with an eye toward opportunities to integrate, enhance and innovate to create even greater value for our clients.

20.	Can I add new services to my existing Teladoc Health and Livongo contracts?

a.	Yes. Effective immediately, Teladoc Health and Livongo will have a commercial agreement in place that enables us to support service expansions for our clients. Over the coming weeks, Teladoc Health and Livongo colleagues will learn more the companies’ respective solutions and will work together recommend offerings that create incremental value to our clients.

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Guidance for Employees

21.	What is the plan for communicating the merger internally and externally?

a.	Teladoc Health and Livongo issued a press release announcing the merger on August 5, 2020 and our leadership teams have coordinated plans to communicate with clients, partners, investors and the media.

22.	Should employees expect changes to their jobs? How can we support the integration of Teladoc Health and Livongo?

a.	Both companies have passionate professionals who are collaborative, innovative, and driven to deliver on our respective missions and, as the companies come together, Teladoc Health and Livongo remain focused on deliver upon our commitments to our clients, members, and shareholders. As the companies come together, team members from both companies will come together to co-develop functional integration plans, as well as strategies for future growth. We expect new opportunities for colleagues to learn and develop, and we will more information with employees as these plans are developed.

NOTICE

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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